UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

04005645

January 13, 2004

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-13-2004

Richard D. Rose
Buchanan Ingersoll
One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410

Re: RTI International Metals, Inc.
Incoming letter dated December 12, 2003

Dear Mr. Rose:

This is in response to your letter dated December 12, 2003 concerning the shareholder proposal submitted to RTI by Daniel A. Bruno. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Daniel A. Bruno
169 49 26 Avenue
Flushing, NY 11358

1068717

Buchanan Ingersoll
ATTORNEYS

Richard D. Rose
(412) 562-8425
roserd@bipc.com

One Oxford Centre
301 Grant Street, 20th Floor
Pittsburgh, PA 15219-1410

T 412 562 8800
F 412 562 1041
www.buchananingersoll.com

December 12, 2003

VIA FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of the Shareholder Proposal of Daniel A. Bruno, C.F.A. Submitted for Inclusion in the 2004 Proxy Statement of RTI International Metals, Inc.

Dear Ladies and Gentlemen:

Buchanan Ingersoll PC acts as counsel to RTI International Metals, Inc., an Ohio corporation (the "Company"). On behalf of the Company, we request confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission will not recommend enforcement action if, in reliance upon certain provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company excludes the proposal (the "Proposal") submitted by shareholder Daniel A. Bruno, C.F.A. (the "Proponent") from the Company's proxy statement (the "Proxy") to be distributed in connection with the Company's 2004 annual meeting of shareholders (the "Annual Meeting").

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter, the Proposal and the other attachments hereto.

It is our opinion, as counsel to the Company, that the Proposal may be excluded from the Proxy for the reasons stated below:

1. The Proposal may be omitted under Rule 14a-8(f)(1) as the Proponent has failed to prove, as required by Rule 14a-8(b)(1) and (2), that he has continuously held at least 1% or $2,000 in market value of securities entitled to be voted on the Proposal at the Annual Meeting for at least one year prior to submitting the Proposal.

The Proponent has failed to comply with Rule 14a-8(b). The Proposal was submitted by letter dated October 18, 2003 (attached hereto as Exhibit A) and was received by the Company on October 21, 2003. As required by Rule 14a-8(f)(1), the Company gave notice of deficiency by letter dated October 28, 2003 (attached hereto as Exhibit B) (the "Notice of Deficiency"), within the time period required by the Rule. The Notice of Deficiency informed the Proponent that the Proposal was procedurally deficient because he failed to provide sufficient proof that he is the record holder of at least $2,000 in market value or 1% of the Company's securities entitled to vote on the Proposal. In addition, he failed to indicate that he intends to continue to hold the securities through the date of the Annual Meeting.

The Proponent has not previously filed Schedules 13D or 13G, is not a reporting person under Section 16(a) of the Exchange Act and, based on the records of the Company's transfer agent, is not a registered holder of Company securities. The Company informed the Proponent in the Notice of Deficiency that he must provide a written statement from the record holder establishing his eligibility and that he must provide his own written statement as to his intention to continue to hold the securities through the date of the Annual Meeting. The Company also informed the Proponent that to cure the defects, he must respond within fourteen (14) calendar days from receipt of the Notice of Deficiency.

The Proponent responded in writing by letter dated November 4, 2003 (attached hereto as Exhibit C) (the "Response Letter") received by the Company on November 10, 2003. The Response Letter does not adequately cure the eligibility deficiencies.[1] The Proponent did indicate his intention to hold Company securities through the date of the Annual Meeting by stating in the Response Letter, "[w]ith this letter I am stating that it is my intention to continue a shareholder for the long term, and certainly beyond one year," thereby satisfying part of Rule 14a-8(b)(2). However, the Proponent did not submit adequate verification that he is a record holder of the Company's securities; rather, he attached to the Response Letter a photocopy of a monthly account statement. Such documentation is insufficient proof of ownership of Company securities.

Rule 14a-8 together with the Staff's guidance set forth in Staff Legal Bulletin No. 14 (July 13, 2001) make it clear that a shareholder's monthly brokerage or investment statement does not sufficiently demonstrate continuous ownership of Company securities to satisfy Rule 14a-8(b)(2)(i). The Proponent did not provide to the Company the required affirmative written statement from the record holder verifying that the Proponent has continuously owned Company securities for one year as of the submission of the Proposal. Therefore, the Proponent did not cure this procedural deficiency.

We acknowledge that, in some instances, the Staff has extended the time period for a shareholder to correct a procedural defect in a proposal beyond the fourteen (14) days provided in Rule 14a-8(f)(1) in circumstances where the issuer's response contained inadequate information as to how the shareholder may remedy the particular procedural deficiencies. *See Sysco Corporation* (Publicly available August 10, 2001); *General Motors Corp.* (Publicly available April 3, 2001) (extending the correction period because the issuer's notice did not sufficiently describe the documentation required under Rule 14a-8(b)). We do not believe that

[1] Additionally, the Proponent sent to the Company another letter dated November 28, 2003, attached hereto as Exhibit D. In the November 28 letter, the Proponent made no attempt to cure any deficiencies, but rather indicated his displeasure with the Company's Notice of Deficiency and suggested that the Company merge with Titanium Metals Corp.

an extension of the response period is warranted in this case because the Notice of Deficiency adequately explained that the Proponent was required to provide an affirmative statement from the record holder of the securities by stating, "you must establish your eligibility by submitting to us a written statement from the record holder verifying that, at the time you submitted your proposal, you continuously held the requisite securities for at least one year." The Notice of Deficiency provided the Proponent with all relevant information in a timely manner, as called for under Rule 14a-8 and included a copy of the Rule.

Furthermore, the Proponent is familiar with the technical requirements necessary to submit a shareholder proposal, as the Proponent submitted a deficient proposal to the Company for inclusion in the 1999 proxy materials due to, among other things, insufficient proof of stock ownership. *RTI International Metals, Inc.* (Publicly available March 3, 1999). Both in 1998 and in the instant case, the Company satisfactorily explained in its written response to the Proponent the eligibility requirements of Rule 14a-8(b).

The Proponent, having received a timely and adequate notice of deficiency from the Company, did not submit sufficient verification of his ownership of Company securities. The Proponent has failed to comply with Rule 14a-8 (b)(1) and (2), and therefore, the Proposal is properly excludable by the Company pursuant to Rule 14a-8(f). *See, e.g., Oracle Corporation* (Publicly available July 18, 2003); *The McGraw-Hill Companies, Inc.* (Publicly available January 3, 2003); *RTI International Metals, Inc.* (Publicly available March 3, 1999); *Sierra Health Services, Inc.* (Publicly available April 3, 2002); *Anthracite Capital, Inc.* (Publicly available March 29, 2002).

2. The Proposal may be omitted under Rule 14a-8(c) because two proposals were submitted.

Rule 14a-8(c) states that a shareholder may not submit more than one proposal for consideration at a shareholders' meeting. The Proponent failed to comply with the single proposal requirement of Rule 14a-8(c) by submitting two proposals for inclusion in the Proxy. The Proposal of October 18, 2003 contains two separate proposals, as noted below. The Proposal states that the following are resolutions for consideration:

> "1) Management should actively, with the help of its bankers, consider and act upon the attributes of merging wit hanother [sic] titanium company in order to minimize competition and realize synergies which could be substantial." (the "First Proposal").
>
> "Secondly, failing to to [sic] move ahead successfully on the initial proposal, liquidation or [illegible] considered shopping the sale of the company in its entirety." (the "Second Proposal").

We read the Proposal to consist of two proposals, each separate from one another; the success of the Second Proposal being contingent on the failure of the First Proposal. Rule 14a-8(c) states that a shareholder may submit only one proposal, and the Company notified the Proponent that the Proposal was deficient because it contained two separate proposals. In addition, as notified by the Company in the Notice of Deficiency the Proponent did not cure such defect in the Response Letter. The Response Letter does not submit one proposal for shareholder consideration; rather, both proposals are restated and the defect is not cured.[2] Moreover, in the Response Letter, the Proponent refers to the foregoing as "[m]y proposals." By his own words, the Proponent acknowledges that he has submitted more than one proposal for consideration by the Company.

The Proponent did not revise or rewrite either of the proposals in his Response Letter to the Company, nor did he eliminate one of the two proposals previously submitted; instead, the Proponent reiterated the subjects of his proposals by stating "[m]y proposals seek to have management investigate actively a combination/merger with a competitor... If this route is not productive, then it would behoove management and the board to shop RTI..." Essentially, the Proponent left the proposals unchanged.

Though the Staff may deem multiple proposals to be one proposal if such proposals relate to a single, specific concept, the Staff has also previously taken the position that substantially distinct multiple proposals will not be considered as a single proposal. *Citigroup Inc.* (Publicly available February 26, 2002). The First and Second Proposals relate to two distinct and separate concepts, and should be considered by the Staff to be multiple proposals.

The First Proposal relates to a merger between the Company and a competitor of the Company within the metals industry. The Second Proposal, on the other hand, relates to the Company liquidating its assets or being sold to another company with the purpose of going out of existence. Although each may be considered a "fundamental transaction," the First Proposal suggests that the Company would remain in existence as a viable and functioning business following the occurrence of a merger transaction. However, the language in the Second Proposal connotes that the Company could not remain viable on its own (after the failure to enter into a business combination with a competitor) and, consequently, would have to consider liquidation and winding up the Company as the final option available. The Company submits that the Proponent viewed each proposal in a different light, with the First Proposal allowing for the viability of the Company, and the Second Proposal recommending that the Company cease operations. In addition, as worded by the Proponent, the Second Proposal would only be discussed upon the failure of the First Proposal.

[2] We consider the Proponent's Proposal of October 18, 2003 to be the only proposals submitted by the Proponent for inclusion in the Proxy, due to the fact that the Response Letter of November 4, 2003 and the Proponent's letter dated November 28, 2003 did not include any revisions to or redrafts of the First and/or Second Proposals.

The Proposal contains two alternative proposals that do not satisfy the Rule 14a-8(c) requirement that only one proposal may be submitted from a shareholder. *Centra Software, Inc.* (Publicly available March 31, 2003) (two proposals, each relating to amending the company's bylaws, were excluded for violation of the single proposal rule); *Ford Motor Company* (Publicly available April 4, 2003) (proponent submitted 18 proposals that did not relate to a single concept). The Proponent did not cure the defect within the applicable time, responding to the Company with only a reiteration of both proposals. Therefore, based on this procedural defect above, the Company may exclude the Proposal from the Proxy.

3. The Proposal may be omitted under Rule 14a-8(i)(3) because the Proposal is so vague that it could be misleading to other Company shareholders.

Rule 14a-8(i)(3) states that a proposal may be omitted from the proxy materials if it violates the proxy rules, including Rule 14a-9, prohibiting materially false or misleading statements from inclusion. The Proposal contains inconsistencies and mistakes with respect to both grammar and syntax, and is confusing at best. Taken separately, each Proposal is vague.

The Staff has previously determined to take no action against an issuer for the exclusion of a shareholder proposal under Rule 14a-8(i)(3) because (a) the shareholders could not determine with reasonable certainty the measures the Company would take if the proposal was approved, and (b) the resultant action by the Company would be taken without guidance as to the intention of the shareholder when they approved the proposal. *See PG&E Corporation* (Publicly available March 1, 2002) and no-action letters cited therein.

(a) The shareholders cannot determine with reasonable certainty the measures that the Company would take if the Proposal was approved.

The First Proposal, though stating the potential benefits for the Company that may be derived as a result of the Company entering into a merger with a competitor as proposed, the First Proposal does not state how the merger is to be effected, *i.e.,* whether it is the Proponent's intention that the Company remain in existence after the merger.

The Second Proposal, seemingly contingent on the Company not merging as recommended in the First Proposal, suggests that the Company liquidate or put itself up for sale. Not only does the Proponent not put forth any rationale for this proposal, but the suggestion itself contains alternatives (liquidation or "shopping the sale"). This proposal is not only unintelligible, but too vague for shareholders to make when voting because the Second Proposal sets forth alternatives and contains no details as to how the Company would implement either alternative. Moreover, because the Proposal consists of two separate proposals (the First and Second Proposal), it would be impossible for the Company to know which of the two proposals the shareholders had approved. If the Proposal were to be included in the Proxy, the Company shareholders may approve the Proposal yet not know how it would be implemented. *Abbott Laboratories* (Publicly available February 18, 2003).

(b) Resultant action by the Company would be made without guidance from shareholders because of the unclear language in the proposals, and therefore, any such action could be in contravention of the intention of shareholders when they voted.

If the Company were required to implement the Proposal upon shareholder approval, the Company's actions may be in contravention of the shareholders' intentions because the Proposal was so vague that the shareholders' intentions cannot be derived from the wording of the Proposal. The Company cannot derive even the intention of the Proponent from the wording of the Proposal, so any actions that the Company would take might contradict the desired result that the shareholders approved. Therefore, the Proposal is too vague for both the shareholders and the Company to act on it adequately.

In addition, the entire Proposal contains a multitude of misspellings, dropped letters, syntax errors, and parts of it are even illegible. Proposals are usually contained in the form of resolutions to be adopted by the shareholders as they are presented by each proponent. The Proponent's Proposal is not fit for submission to the Company shareholders because the language presented is unclear.

Shareholders voting on the proposal could not with reasonable certainty determine the actions or measures needed to be taken in the event that the proposals were implemented, and the Company cannot act without the guidance of the shareholders in regard to a matter on which they had voted. *PG&E Corporation* (Publicly available March 1, 2002) (Proposal relating to votes to effect merger was incomprehensible); *IDACORP, Inc.* (Publicly available January 9, 2001).

4. The Proposal may be omitted under Rule 14a-8(i)(2) because it would require the Company to violate federal antitrust laws.

The Proposal may be excluded from the Proxy pursuant to Rule 14a-8(i)(2) because if the Company implemented the Proposal, the Company may violate federal antitrust laws, specifically, Section 7 of the Clayton Act.

In the First Proposal, the Proponent recommends that the Company merge with another titanium company "in order to minimize competition." The First Proposal is in direct conflict with the federal antitrust laws, which seek to promote competitive behavior in the market by preventing a variety of restraints of trade from occurring. Section 7 of the Clayton Act states:

> No person engaged in commerce or in any activity affecting commerce shall acquire, directly or indirectly, the whole or any part of the stock or other share capital and no person subject to the jurisdiction of the Federal Trade Commission shall acquire the whole or any part of the assets of another person engaged also in commerce or in any activity affecting commerce, where in any line

> of commerce or in any activity affecting commerce in any section of the country, *the effect of such acquisition may be substantially to lessen competition, or to tend to create a monopoly.*

15 U.S.C. §18 (emphasis added). Therefore, a merger may not take place for the specific purpose of lessening competition in the market, but rather, a merger may occur if the effect is enhancement of market efficiency.

The Staff has previously permitted the exclusion of shareholder proposals under Rule 14a-8(i)(2), though in the antitrust context the issue has not arisen. *See Citigroup Inc.* (Publicly available January 2, 2003), *Entergy Corporation* (Publicly available January 2, 2003) and *Coca-Cola Corporation* (Publicly available February 6, 2002) (exclusion of shareholder proposals under Rule 14a-8(i)(2) because proposals would require companies to violate federal proxy rules). Due to the fact that the Proponent requests that the Company violate federal antitrust laws through implementation of the First Proposal, which is apparent from its face, the Proposal is properly excludable from the Proxy under Rule 14a-8(i)(2).

The Company presently intends to file its definitive Proxy for the 2004 Annual Meeting on or about March 15, 2003. The Company respectfully requests that the Staff confirm its intention to not recommend enforcement action if the Proposal is excluded from the Proxy for the reasons set forth above. In the event that the Staff disagrees with the Company's views regarding the omission of the Proposal, We respectfully request the opportunity to confer with the Staff prior to the issuance of its response.

Please acknowledge receipt of this letter by date stamping the enclosed copy of this letter and returning it to my attention in the enclosed, self-addressed and pre-paid envelope. By copy of this letter, with exhibits, we are notifying the Proponent of the Company's intention to omit the Proposal.

Should you have any questions, please do not hesitate to contact me at the number above or Chad Whalen of my office at 412-562-1023.

Very truly yours,

Richard D. Rose

Enclosure

cc: Dawne S. Hickton, Esq.
Chad Whalen, Esq.
Daniel A. Bruno, C.F.A. (via certified mail)

OCT 2 1 2003

EXHIBIT A

Oct. 18,2003

10/21/03
Fax copy to
D. Hays

Timopthy G. Rupert, Pres. and C.E.O.
nternational Metals, Inc.
Niles, Ohio44446

Dear E.O. Rupert

I have your letter of October 9.The generalization therein failed to reply to my questions. This is a normal practice in a debate, but there is more at issue at RTI.

You neglected to answer as to why there was a niggardly return on $50 million of cash etc., and why the board has not even thought about an affiliation, merger or such as a solution.

You point out that you are working days and some nights..but neglected to point out that this has been going on for years. The narrow range of quotations for RTI, in my opinion, reflects a company policy, not the market.

Therefore, consider this letter as an official request that the following resolutions be placed on the proxy for the next annual meeting in order to gauge the demands of shareholders, owners of RTI.

1) Management should actively, with the help of its bankers, consider and act upon the attributes of merging with another titanium company in order to minimize competition and realize synergies which could be substantial.

Secondly, failing to to move ahead successfully on the initial proposal, liquidation or considered shopping the sale of the company in its entirety.

A shareholder of a decade or longer has absolutely nothing to show for his or her investment. He or she has two options: one is to sell his stock; the other is to liquidate the business and obtain at least a 35% increase over market. Management has certain rights as do the employees, but they do not preempt the rights of the shareholders.

Sincerely,

	RTI		TIE		ATI		CAS		BW		CR
	2003*	2002	2003*	2002	2003*	2002	2003*	2002	2003*	2002	2003
Return on Assets	3.3%	3.8%	-7.8%	-2.0%	-5.0%	-3.1%	-3.0%	-2.9%	-1.0%	-11.0%	-1.0%
Return on Equity	3.5%	4.9%	-27.5%	-70.0%	-26.0%	-15.0%	-8.3%	-7.8%	-1.9%	-22.4%	2.3%
EBITDA	30,058	37,387	16,092	-17,437	-27,900	20,500	-12,156	1,541	9,077	-2,205	72,100
Debt/Cap	0.0%	0.0%	46.5%	68.8%	56.0%	53.2%	45.2%	46.2%	7.9%	18.5%	44.4%

* = annualized
** = fiscal year ends June, 30

Return on Assets = net income / total assets
Return on Equity = net income / shareholders' equity
EBITDA = Revenue - Expenses (excluding tax, interest, depreciation, and amortization)
Debt/Cap = debt / (debt + equity)

TIE - Titanium Metals Corp.
AT1 - Allegheny Technologies
CAS - Castle Metals
BW - Brush Wellman
CRS - Carpenter Technologies

I CAN DO A SIMILAR SET OF NUMBLES TO PROVE MY CASE further, you do not use the actual numbers, let alone stock prices. Further the strong rebound for TEs worth more mention than R

You know about the old saying about statisticians.

RTI International Metals, Inc.

DAWNE S. HICKTON
VICE PRESIDENT AND GENERAL COUNSEL

EXHIBIT B

1000 WARREN AVENUE
NILES, OHIO 44446-0269
PHONE: 330-544-7818
FAX: 330-544-7701

October 28, 2003

VIA CERTIFIED MAIL,
RETURN RECEIPT REQUESTED

Mr. Daniel A. Bruno
169 49 26 Avenue
Flushing, New York 11358

Dear Mr. Bruno:

I am writing in response to your letter of October 18, 2003 to Mr. Timothy Rupert, which we received on October 21, 2003. It is my responsibility as Vice President and General Counsel of RTI to respond to proposals by shareholders like the one put forward in your letter.

You requested that RTI include the proposals set forth in your letter in its proxy statement for our next annual meeting of shareholders. As you know, the Securities and Exchange Commission has promulgated rules and regulations governing the proxy process and specifically, shareholder proposals. For your reference, I am enclosing a copy of Rule 14a-8 with this letter.

We are required to advise you that your proposals do not satisfy the procedural and eligibility requirements of the Rule. To be eligible to submit a proposal, you must establish that you have continuously held at least $2,000.00 in market value or 1% of RTI's securities entitled to be voted on the proposal at the annual meeting for at least one (1) year as of the date you submitted the proposal. You must also continue to hold those securities through the date of the annual meeting.

Based on the records of our transfer agent, National City Shareholder Services, you are not a record holder of shares of RTI stock. We expect that you, like many shareholders, own your shares in "street name" through a record holder such as a broker or bank. In that case, you must establish your eligibility by submitting to us a written statement from the record holder verifying that, at the time you submitted your proposal, you continuously held the requisite securities for at least one (1) year. Alternatively, if you have previously filed a Schedule 13D or Schedule 13G with the Securities and Exchange Commission, you may establish your eligibility in the manner set forth in Rule 14a-8(b)(2)(ii).

RTI International Metals, Inc.

In addition to establishing your eligibility, you must also provide us with your own written statement that you intend to hold the securities through the date of the annual meeting.

The Rule only permits you to submit one proposal for any particular meeting. As we read your letter, you have put forth two (2) proposals, the second being contingent on the failure of the first. To cure this defect, you must submit a single proposal for consideration at the upcoming annual meeting.

In order for us to consider including your proposal, you must cure each of the defects discussed above in a written response to this letter. Such a response must be postmarked no later than fourteen (14) calendar days from the date you receive this letter. As discussed in the Rule, we may still seek to exclude your proposal on substantive grounds even if you cure the eligibility and procedural defects.

Mr. Bruno, we would be happy to continue an open dialogue regarding your concerns; however, we respectfully request that you withdraw your proposals. Otherwise, we will be required to file our reasons for omitting your proposal with the Securities and Exchange Commission.

Very truly yours,

Dawne S. Hickton

Dawne S. Hickton
Vice President and General Counsel

Enclosure

c: Robert M. Hernandez
Chairman of the Board

Timothy G. Rupert
President and Chief Executive Officer

Richard M. Hays
Secretary

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1**: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2**: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3**: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4**: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5**: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6**: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7**: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8**: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9**: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

(3) Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of power/authority: If the company would lack the power or authority to implement the proposal;

(7) Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10**: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11**: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission.

This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12**: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13**: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

* * *

NOV 10 2003

November 4,2003

EXHIBIT C

Timothy Rupert, Pres. and C.E.O.
RTI International Metals, Inc.
Niles, Ohio 44446

Dewr Mr. Rupert,

I have Mrs. Hickton's letter of October 23,2003, of which you also received a copy, along with Chairman Hernandez and secretary Hays. Thank you for copy of the Sec rules, of which I am much conversant.

Your files and copies of my letters to you are factual evidence of my stockholder status relating to the Sec rules. I am confirming same with copies of broker statements. WITH THIS LETTER I AM STATING THAT IS IS MY INTENTION TO CONTINUE A SHAREHOLDER FOR THE LONG TERM, AND CERTAINLY BEYOND ONE YEAR.

The tenor of the October 23 letter indicates that you and the board are OPPOSED to my proposals made on behalf of your shareholders interest.However management and the board have failed dismaly in protecting, let alone enhancing stockholder interests. The litany of promised tomorrows and excuses for the failed yesterdays is no defense. Enough is enough.

My proposals seek to have management investigate actively a combination/merger with a competitor to reduce the problems of the industry and realize on synergies flowing therefrom. If this route is not productive, then it would behoove management and the board to SHOP RTI with a major metal concern such as ALCOA.

The proposals are a threat to the tenure of management and a captive board headed by Hernandez with no interest other than fees. The proposals are not a threat to employees unless all else fails and a liquidation follows. But the proposals provide a better scenario than waiting for tomorrow. There have been too many scenarios and management has failed the shareholders. This bad governance.

Very truly yours,

Daniel A. Bruno
169 49 26 Av
Flushing NY 11358

SMITH BARNEY citigroup

Select Client Financial Management Account
September 1 - September 28, 2003

Ref: 00007005 00043733

DANIEL A BRUNO

Common stocks & options *continued*

Quantity	Description	Date acquired	Cost	Share cost	Current share price	Current value	Unrealized gain/(loss)		Average % Yield/Anticipated Income (annualized)
425	CP SHIPS LIMITED SYMBOL: TEU	03/06/92	$ 1,405.85	$ 3.307	$ 20.40	$ 8,670.00	$ 7,264.15*	LT	.784
									$ 68.00

REDACTED BY BUCHANAN INGERSOLL P.C.

10,000	RTI INTL METALS INC	07/21/94	20,000.00	2.00	10.66	106,600.00	86,600.00	LT
10,000	SYMBOL: RTI/RATING: B-	11/04/98	70,980.00	7.062	10.66	106,600.00	35,620.00	LT
20,000			90,980.00	4.549		213,200.00	122,220.00	

DEC - 8 2003

EXHIBIT D

Niv. 28,2003

Timothy G. Rupert, Pres. & C.E.O.
RTI International
Niles, Ohio 44446

Dear Sir,

My attorneys analyzed your letter of October 28. They assured me that your letter acknowledged my proposals for inclusion in the proxy for the next annual meeting. You mischeviously advised, incorrectly, that the proposal would have to be followed and duplicated within 15 days of the date of your letter.

Further, the letter provides proof that the directors (assuming you speak for them) and management are opposed to my proposals because they would serve the interests of the shareholders at the expense of management's continuing tenure and failed policies. You can hold the shareholders captive to your long term losing scenario, but not forever. That is bad governance at its worst.

With your reply of October 28, you provided charts, etc., that RTI was doing better than its competitors, all at the bottom of that group. To be honest, you should have compared RTI with Tital Metal, which firm would be an ideal merger partner. I raised that issue some years ago and you replied that it was not possible because of the perdonalities inv-lved

A failure, regardless the ruse and excuse, ro accept my proposals for shareholder balloting to address the failed long term policy of the management is at your risk. I believe that I can call on from 7% to 11% of the shares for support. The task, if necessary, will be pursued in the courts and the S.E.C. Enough said.

Sincerely,

Daniel A. Bruno C.F.A.
169 49 26 Av
Flushing, NY 11358

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 13, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: RTI International Metals, Inc.
Incoming letter dated December 12, 2003

The proposal relates to a merger or the liquidation of RTI.

There appears to be some basis for your view that RTI may exclude the proposal under rule 14a-8(f). We note that the proponent failed to supply, within 14 days of receipt of RTI's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if RTI omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which RTI relies.

Sincerely,

Lesli L. Sheppard-Warren
Attorney-Advisor